VANC Announces Exclusive
Sales Broker Agreement With Pinnacle Pharmaceutics

April 9, 2018 – VANC Pharmaceuticals Inc. (“VANC”) (TSXV:  VANC, OTCQB:  NUVPF) is pleased to announce that it has entered into a sales broker agreement with Pinnacle Pharmaceutics Ltd. (“Pinnacle”), pursuant to which Pinnacle will serve as VANC’s exclusive sales broker in Ontario, Québec and Atlantic Canada (the “Territory”) in respect of VANC’s over-the-counter and behind-the-counter products and point of care technologies.

Pursuant to the sales agreement, Pinnacle has agreed to market, sell and distribute VANC’s products in the Territory, and to work with VANC to promote value-added products and services for pharmacies.

Pinnacle is a leading Canadian manufacturer’s agent specializing in sales and marketing for pharmacy products. Pinnacle is a leading broker in the Canadian drugstore industry, with retail sales staff across Ontario and a network of brokers in other markets throughout Canada. Pinnacle services over 4,000 accounts nationally, focusing on pharmacy detailing and promoting the unique selling points of the products it represents.

“We are very excited to be working with Pinnacle. Based on their track record in the industry, we’re optimistic that they will drive product sales and increase awareness of our point-of-care testing technologies in Eastern Canada,” said Bob Rai, CEO of VANC.

Tom Measor, President of Pinnacle added, “This is an excellent opportunity to partner with a reputable and promising company such as VANC. With over 20 years of experience and a team of dedicated representatives, we believe that we have the tools to effectively market VANC’s products and increase brand success and market penetration.”

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

For further information, please contact Bob Rai at 604-247-2639.

.

..

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

{00244873.4}